Jeffrey P. Schultz | 212 692 6732 | jpschultz@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

May 17, 2012

Via EDGAR and by Federal Express

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director

Re:	Vringo, Inc.
Registration Statement on Form S-4
Filed April 6, 2012
File No. 333-180609

Ladies and Gentleman:

On behalf of Vringo, Inc. (the “Company” or “Vringo”), we hereby file with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (the “Amendment”) to the Company’s Registration Statement on Form S-4 (File No. 333-180609), initially filed with the Commission on April 6, 2012 (the “Registration Statement”). Set forth below are the Company’s responses to the comments of the staff of the Commission’s Division of Corporation Finance (the “Staff”) provided by letter (the “Comment Letter”) dated May 3, 2012 from Larry Spirgel, Assistant Director of the Division of Corporation Finance. The responses are based upon information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by the Company and are numbered to correspond to the comments set forth in the Comment Letter, which for convenience, we have incorporated into the response letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement set forth in the Amendment. Page numbers referred to in the responses below reference the applicable pages of the Amendment.

General

1.	We note you have blanks throughout your proxy statement/prospectus. Please fill in these blanks (you may bracket any information that may change).

Response: In response to the Staff’s comment, the Company has filled in the blanks throughout the Amendment to the extent practicable. The remaining blanks will be filled in prior to effectiveness of the Registration Statement and as soon as practicable following the Company’s determination of (i) dates relating to the mailing of the proxy statement/ prospectus and the annual meeting and (ii) the identity of the Company’s proxy solicitation firm.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | Washington | New York | Stamford | Los Angeles | San Diego | London | San Francisco

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

May 17, 2012

Market Price Data and Dividend Information, page 32

2.	We note your table on page 34 shows the ownership of the company after the completion of the Merger. Please add a column that shows each owner’s total voting power with respect to the company’s capital stock.

Response: In response to the Staff’s comment, the Company has added additional columns to represent the number of total voting power held by each owner with respect to the Company’s capital stock and the percentage of the voting power of each class. Please refer to pages 40 and 182 of the Amendment.

Vringo may not realize the potential value and benefits created by the Merger, page 42

3.	We note your risk of losing certain sales and customers after the Merger in the third bullet point. Please clarify whether this is a general risk or if there are specific material customers that you anticipate losing as a result of the merger.

Response: The risk of losing certain sales and customers after the Merger is general and currently the Company is not aware of any specific material customer who would terminate or is considering termination of its relationship with the Company as a result of the Merger. Therefore, and in response to the Staff’s comment, the Company has revised the disclosure in the third bullet point on page 48 of the Amendment to clarify that integrating the operations of Innovate/Protect’s business could include potential lost sales and customers if any customer of Vringo decides not to do business with Vringo after the Merger. The Company also refers the Staff to the risk factor on page 44 of the Amendment which discusses the risk of potential adverse effects relating to the announcement and the pendency of the Merger.

The combined company will require additional capital to support its present business..., page 44

4.	We note you have sufficient funds for the combined company until the fourth quarter of 2012. Please specify the amount of these funds and, further, specify the amount of funds you will need for 12 months after the fourth quarter of 2012 to meet your liquidity requirements. Please also revise other appropriate places of your proxy statement/prospectus such the third risk factor on page 46.

Response: As of March 31, 2012, the cash and cash equivalent balance of Vringo and Innovate/Protect was $3.6 million and $4.0 million, respectively. Based on current operating plans, additional resources that may be required for the continuation of Vringo’s operations approximates $0.9 million and $4.4 million, for the twelve month periods ending March 31, 2013 and March 31, 2014, respectively. Additional resources that may be required for the continuation of the combined post-Merger operations approximate $4.3 million and $11.8 million, for the twelve month periods ending March 31, 2013 and March 31, 2014, respectively. These estimates include a projected $0.7 million cash outflow for merger and integration costs relating to the Innovate/Protect combination, specifically for legal, accounting and exchange fees, as well as an expected increase in D&O insurance. Accordingly, the Company has revised the disclosure on pages 50, 53, 142 (with respect to Vringo) and 161 (with respect to Innovate/Protect) of the Amendment.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

May 17, 2012

The combined company’s business and financial condition could be constrained..., page 44

5.	We note that Hudson Bay may call $2 million of the note for payment at the Effective Date of the merger and that the loan will be secured by all of the Company’s tangible and intangible property. Discuss the Company’s ability to make the $2 million payment if called at that time and the risk that such property could be sold to satisfy this debt.

Response: If the Merger is consummated, the amended and restated note will mature on June 22, 2013 and the right of redemption will be amended to provide that, from and after the date upon which (i) Vringo and its subsidiaries has more than $15,000,000 in the aggregate of cash and cash equivalents, Hudson Bay may require Vringo to redeem up to 50% of the outstanding principal amount of the note, (ii) Vringo and its subsidiaries has more than $20,000,000 in the aggregate of cash and cash equivalents, Hudson Bay may require Vringo to redeem up to 100% of the outstanding principal of the Note, (iii) Vringo and its subsidiaries receives proceeds in excess of $500,000 in the aggregate from the issuance of any equity or indebtedness, Hudson Bay may require Vringo to redeem the outstanding principal under the note in an amount equal to up to 20% of the proceeds of the issuance of any such equity or indebtedness. In addition, the amended and restated note shall provide that in the event of a change of control, Hudson Bay may require Vringo to redeem all or any portion of the note at a price equal to 125% of the amount redeemed. The Company has added disclosure on pages 5, 50-51, 154, 159-160 and 162 of the Amendment to describe the foregoing.

Material weaknesses may exist when the company reports on the effectiveness of its internal control over financial reporting for purposes of its reporting requirements, page 45

6.	Clarify that the combined company will be required to provide management’s report on internal control over financial reporting in its 2012 Form 10-K.

Response: In response to the Staff’s comment, the Company has revised the risk factor on page 51 of the Amendment to state that the combined company will be required to provide management’s report on internal control over financial reporting in its Annual Report on Form 10-K for the year ended December 31, 2012.

The exercise of a substantial number of warrants or options by Vringo’s security holders..., page 46

7.	You disclose that certain options will have accelerated vesting if certain market conditions are met. Please disclose these conditions.

Response: In response to the Staff’s comment, the Company has disclosed on page 53 of the Amendment that the vesting of certain outstanding options will accelerate if Vringo common stock reaches certain price or market capitalization targets for 20 of 30 consecutive trading days, as follows: (i) 50% acceleration if either the price of Vringo common stock is at least $5 or Vringo’s market capitalization is at least $250,000,000; (ii) 75% acceleration if either the price of Vringo common stock is at least $10 or Vringo’s market capitalization is $500,000,000 or more; and (iii) 100% acceleration if either the price of Vringo common stock is at least $20 or Vringo’s market capitalization is at least $1,000,000,000.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

May 17, 2012

If Vringo is unable to enter into or maintain distribution arrangements with major mobile carriers, page 49

8.	Please disclose the names of the major mobile carriers and your other partners.

Response: In response to the Staff’s comment, the Company has disclosed on page 56 of the Amendment the identity of the major mobile carriers with whom Vringo has existing distribution arrangements.

Vringo may not be able to continue to maintain its application on all of the operating systems..., page 50

9.	Please disclose the percentage of your business that operates on the Windows Mobile, Blackberry, and Android operating systems.

Response: In response to the Staff’s comment, the Company has disclosed on page 57 of the Amendment that the applications on each of Windows Mobile, Blackberry, and Android operating system represent less than 5% of the total subscribers to the Company’s video ringtone platform. In addition, the Company has emphasized that its FacetonesTM platform, which represents less than 5% of the Company’s revenue for the three months ended March 31, 2012, is heavily reliant on Android operating system users with over 96% of the Company’s FacetonesTM users utilizing the Android operating system.

Vringo’s FacetonesTM application depends upon Vringo’s continued access to Facebook® photos, page 51

10.	Please disclose the percentage of your business based on FacetonesTM. File this agreement as an exhibit to the registration statement.

Response: In response to the Staff’s comment, the Company has disclosed on page 57 of the Amendment that FacetonesTM represented less than 5% of the Company’s revenue for the three months ended March 31, 2012. The Company has added the agreement relating to FacetonesTM as an exhibit to the Registration Statement by way of incorporation by reference from the Company’s Quarterly Report in Form 10-Q filed on May 15, 2012.

Innovate/Protect has commenced legal proceedings against owners of certain online search engines..., page 54

11.	We note you disclose that Innovate/Protect’s legal fees and other expenses will be material and negatively impact its financial condition and results of operations. Please disclose your estimated fees for the short-term (the next 12 months) and long-term (the subsequent 12 months). Revise other appropriate places of your proxy statement/prospectus.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

May 17, 2012

Response: Innovate/Protect estimates its legal fees to be approximately $275,000 in April, $775,000 in May, $275,000 for each of June, July, August and September, and $750,000 in October 2012. The elevated amount in May relates to fees associated with the preparation of the case, and the elevated amount in October relates to fees estimated with the trial, which is scheduled for October. Therefore, the total amount budgeted for legal fees for the April to October period is $2.9 million. Expenses thereafter are dependent on the outcome of the litigation, and are therefore difficult to estimate. In the event that the case is appealed, legal fees over the course of the next 18 months are estimated to be $100,000 per month. In addition, third-party expenses associated with the litigation are estimated to be approximately $140,000 per month from April to October, or $980,000 for the April to October period. Therefore, the total amount budgeted for legal fees and third-party expenses associated with the litigation are estimated to be $3.88 million. Accordingly, the Company has revised the disclosure on pages 61 and 158 of the Amendment.

Background of the Merger, page 61

12.	We note you disclose the negotiations between Vringo and Innovate/Protect from pages 61 to 64. However, your disclosure does not discuss or present the negotiations on price and consideration. Please revise your negotiation section to address your negotiations with respect to price.

Response: In response to the Staff’s comment, the Company has revised the “Background of the Merger — History of Events” section on pages 68 to 75 of the Amendment to address negotiations with respect to price and consideration.

13.	From the bottom of page 61, we note Mr. Gerber is the CEO of Hudson Bay Capital (the controlling shareholder of Innovate/Protect) and is also a Vringo stockholder. With a view towards revised disclosure, please explain the extent of his holdings in, and prior relationship with, Vringo. We note that he is not listed as a beneficial owner of Vringo, and it is not clear from your current disclosure whether his stock ownership in Vringo provided him access to Mr. Engelman.

Response: Messrs. Gerber and Mr. Engelman are acquaintances for several years based on their residence in the same community. Mr. Gerber originally became a Vringo stockholder through his pension plan prior to Vringo’s initial public offering, at the suggestion of then Chief Executive Officer, Jonathan Medved, with whom Mr. Gerber was acquainted socially. Mr. Gerber, through his pension plan, initially acquired 28,748 shares of Vringo common stock and has not engaged in any personal transactions in Vringo common stock since then. Given the relatively nominal size of his pension plan's ownership in Vringo stock, we do not believe that such ownership was instrumental in providing Mr. Gerber with access to Mr. Engelman. These shares represent approximately 0.2% of Vringo’s outstanding common stock as of May 14, 2012, therefore, Mr. Gerber is not listed as a beneficial owner of Vringo. The Company has added disclosure on page 68 of the Amendment with respect to the foregoing.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

May 17, 2012

14.	We note from the first full paragraph on page 62 that Vringo’s directors held a call and discussed a number of potential merger scenarios. Please provide more detail on these scenarios and explain why the board authorized Mr. Perlman to negotiate with Innovate/Protect. Also, disclose whether the board authorized Mr. Perlman to negotiate exclusively with Innovate/Protect.

Response: In addition to Innovate/Protect, the Company considered five potential merger scenarios. The Vringo board of directors considered two of these potential scenarios to be serious proposals. Both of these potential proposals were in relation to operating companies, one company primarily supplies infrastructure to mobile operators and the other is a mobile content and mobile social network company. Under each of the scenario alternatives, the Vringo stockholders would have been the minority stockholders. The board of directors did not authorize Mr. Perlman to negotiate exclusively with Innovate/Protect. In response to the Staff’s comment, the Company has revised its disclosure on page 69 to that effect.

15.	We note the disclosure in the third full paragraph on page 62. Please explain what you mean by headline terms and disclose these terms. Also further describe the comments and additional points that were to be negotiated.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 69 of the Amendment to explain in detail the headline terms, or principal deal terms, in the draft term sheet referenced in the preceding paragraph and further elaborated on the additional points that were to be negotiated.

16.	Similarly we note your disclosure in the fourth to ninth paragraph on page 62. Please revise to provide more fulsome disclosure on your negotiations between January 10 and January 23, 2012. For instance:

•  Explain the deal points described in the fourth full paragraph and the material terms in the term sheets,

•  Disclose whether Mr. Berger negotiated for a specific premium or range that was above Innovate/Protect’s most recent valuation,

•  Disclose what you mean by top line deal terms in the fifth full paragraph and disclose these terms,

•  Describe in more detail the other strategic alternatives considered by the board in the seventh full paragraph, and

•  Describe in more detail the outstanding items mentioned in the ninth full paragraph.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 69-71 of the Amendment to provide further disclosure on the negotiations that took place between January 10 and January 23, 2012, including the negotiated terms, progress of the negotiations, consideration of other strategic alternatives and outstanding items and how such items had been resolved.

17.	In addition we note your disclosure on page 63. Please revise to provide more fulsome disclosure on your negotiations. In specific:

•  Explain in more detail the additional strategic alternatives considered in the first full paragraph,

•  Disclose the details of the teleconference with KPMG held on January 31, 2012,

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

May 17, 2012

•  Describe in more detail the alternatives that had become available on February 10, 2012 after Vringo increased its cash position,

•  Clarify how you terminated and re-engaged in merger discussions. It appears Vringo terminated discussions on February 6, 2012 but, a week later, on February 13, it appears Josh Wolff on behalf of Vringo met with Mr. Lang, and

•  Explain how the new draft term sheet produced from the February 15, 2012 meeting was different from the most recent term sheet prior to termination and explain the negotiations that transformed this new draft term sheet into the non¬binding term sheet produced by February 18, 2012.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 71-73 of the Amendment to provide detailed disclosure on the negotiations.

18.	We also note disclosure regarding your negotiations on page 64. As noted above, please provide more fulsome disclosure. In specific:

•  Explain the additional concerns discussed on February 21, 2012, the strategies discussed on February 21, 2012, and why the board approved the terms on February 23, 2012,

•  Explain why Innovate/Protect’s board formed an independent committee on February 23, 2012,

•  Explain the material issues negotiated over between February 24 and 28, 2012, the material discussions on February 29, March 5, and March 7, 2012, and the outstanding issues discussed on March 8, 2012 and March 12, 2012.

•  Disclose, as noted above, whether there were negotiations on price between February 23, 2012 and March 12, 2012.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 73-74 of the Amendment to provide detailed disclosure on the negotiations.

Recommendations of the Vringo Board of Directors and its Reasons for the Merger, page 65

19.	We note the positive factors considered by the Vringo board to approve the Merger. Please elaborate on (i) why the combination with Innovate/Protect would create more value for Vringo stockholders in the long-term than Vringo could create as a stand-alone business, (ii) what were the strategic alternatives considered to the Merger, (iii) Vringo’s short- and long-term performance as a stand-alone company, and (iv) the closing condition with respect to the Litigation.

Response: In response to the Staff’s comment, the Company has further elaborated on page 75 of the Amendment with respect to (i) why the combination with Innovate/Protect would create more value for Vringo stockholders in the long-term than Vringo could create as a stand-alone business, (ii) what were the strategic alternatives considered to the Merger, (iii) Vringo’s short- and long-term performance as a stand-alone company, and (iv) the closing condition with respect to the Litigation.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

May 17, 2012

Opinion of Etico Capital to the Vringo Board of Directors, page 66

20.	We note your disclosure in the second to last paragraph on page 67. Please explain why no forecasts or projections were supplied to Etico and how this might affect Etico’s opinion. Tell us whether any forecasts or projections regarding Vringo were provided to Innovate/Protect’s management or significant shareholders.

Response: The Company has added the disclosure on page 77 of the Amendment. A capital budget through the end of 2012 was supplied to the management of Innovate/Protect for the purposes of budgeting the capital needs of the combined company. There were no revenue projections or other projections provided. Forecasts covering a period of five years for companies with stable operations may have provided Etico Capital with sufficient information to enable Etico Capital to perform a discounted cash flow analysis of Vringo and Innovate/Protect as an additional reference point for use in arriving at its opinion.

21.	Similarly please explain why you did not value Innovate/Protect’s Patents or did not account for the success of the Litigation and how these actions might affect Etico’s opinion.

Response: Innovate/Protect had recently completed a round of equity financing which the Company believed showed a clear indication of at what valuation the private markets would value Innovate/Protect. The value of Innovate/Protect’s patents is largely dependent upon the outcome of the Litigation which may continue for several years, may require significant expenditures for legal fees and other expenses and is subject to the speculative nature of litigation in general. See “Risk Factors – Risks Related to Innovate/Protect’s Business.” As a result, neither Vringo nor Innovate/Protect valued, nor did they request Etico to value, Innovate/Protect’s patents or the likely timing or ultimate success of the Litigation. The success of the Litigation and the value of the patents, if determinable, would likely have affected Etico’s Opinion. In response to the Staff’s comment, the Company has added disclosure on page 78 of the Amendment to explain the foregoing.

22.	Given that Vringo and Innovate/Protect will continue as a combined entity, explain why you evaluated each company only on a standalone basis.

Response: The businesses are highly dissimilar. Etico Capital did not find companies engaged in the same or similarly proposed combined businesses of Vringo and Innovate/Protect. Accordingly, Etico Capital determined to value each of Vringo and Innovate/Protect only separately and not on a combined basis. Accordingly, the Company has added disclosure on page 79 of the Amendment.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

May 17, 2012

Comparable Companies Analysis, page 69

23.	Given Vringo’s small size and developing operations, please explain why Etico selected public companies competing in the mobile solutions industry with enterprise values between $3.3 million and $901.0 million.

Response: Vringo is a company that exists in an industry where there are a limited number of comparable public companies. The multiple of revenues in the comparable set were relatively narrow irrespective of the comparable companies enterprise values. As stated in the proxy statement/prospectus, because Vringo did not have positive EBITDA, earnings or book value, Etico relied on EV/Rev to determine an implied valuation range. Etico reviewed a variety of valuation methodologies to determine fairness. No individual method was given more weight. Accordingly, the Company has added disclosure on pages 79-80 of the Amendment.

24.	We note Vringo’s implied valuation based on the Comparable Company Analysis is from $230,000 to $20.7 million. In light of this broad range of value, please expand to explain how Vringo’s board used and considered the implied valuation provided by the Comparable Company Analysis to approve the Merger and conclude the Merger consideration was fair to its shareholders. Further explain how Etico used this implied valuation to conclude the Merger consideration was fair to Vringo stockholders.

Response: The wide valuation range is driven primarily by the wide range of the comparable company last twelve months revenues; as noted above, the multiple of revenues in the comparable set were relatively narrow irrespective of the last twelve months revenue size. Etico reviewed a variety of valuation methodologies to determine fairness. No individual method was given more weight. In response to the Staff’s comment, the Company has added disclosure on page 80 of the Amendment to explain the foregoing.

Innovate/Protect Valuation, page 70

25.	From the middle of page 71, we note Innovate/Protect had an implied valuation of between $2.0 million and $287 million based on the Comparable Companies Analysis. Please revise to explain how Vringo’s board used and considered this implied valuation to approve the Merger and conclude the Merger consideration was fair to its shareholders. Further explain how Etico used this implied valuation to conclude the Merger consideration was fair to Vringo stockholders.

Response: There are a limited number of comparable companies for Innovate/Protect, for which the multiples of Price/Book varied greatly. The valuation of Innovate/Protect was within the middle of the range even if the low and high multiples were eliminated. Etico Capital reviewed a variety of valuation methodologies to determine fairness. No individual method was given more weight. In response to the Staff’s comment, the Company has added disclosure on page 81 of the Amendment to explain the foregoing.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

May 17, 2012

Miscellaneous, page 72

26.	We note your disclosure at the top of page 73 regarding the relationship between a principal of Etico and a general partner of Vringo who is also a stockholder of Innovate/Protect. Please name these persons and specify their relationship.

Response: Jeffrey Berman, a Senior Managing Director of Etico Capital, is married to the sister of a managing member of Iroquois Capital Management LLC, the investment manager to Iroquois Master Fund Ltd., which beneficially owns approximately 8.5% of Vringo common stock and approximately 6.98% of Innovate Protect’s common stock. The Company has identified such persons and described such relationship on page 83 of the Amendment.

Material U.S. Federal Income Tax Consequences of the Merger, page 77

27.	Whether the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the tax code to obtain certain tax-free treatment is a material federal income tax consequence to Innovate/Protect investors. Please provide a tax opinion of counsel as to the tax treatment of the merger as an exhibit to the registration statement.

Response: In response to the Staff’s comment, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., will render a tax opinion as to the tax treatment of the Merger. The Company respectfully advises the Staff that it will file final, dated and signed opinion as Exhibit 8.1 to an amended Registration Statement prior to effectiveness. In addition, the Company has included specific disclosure to address the tax opinion on pages 9, 18, 86, 89 and 206 of the Amendment.

The Merger Agreement, page 80

28.	We note your disclosure in the second full paragraph on page 80 that the representations, warranties, and covenants in the merger agreement have been made only for the purpose of the merger agreement and are intended solely for the benefit of the parties, and that security holders are not third-party beneficiaries under the merger agreement and do not have any direct rights or remedies pursuant thereto. Please revise to remove any potential implication that the merger agreement does not constitute public disclosure under the federal securities laws.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 91 of the Amendment to remove any potential implication that the Merger Agreement does not constitute public disclosure under the federal securities laws. The added disclosure states that the Merger Agreement has been included to provide information regarding its terms and that the terms and other information included in the Merger Agreement should not be relied upon as disclosure about Vringo, Merger Sub or Innovate/Protect without consideration of the entirety of the public disclosure about Vringo, Merger Sub or Innovate/Protect as set forth in the public reports filed with the Commission.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

May 17, 2012

29.	We note your disclosure that information concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement or may change in the future and these changes may not be fully reflected in the public disclosures made by Vringo and/or Innovate/Protect. Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether any additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement/prospectus not misleading.

Response: The Company acknowledges the Staff’s comment that the Company is responsible for considering whether any additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement/prospectus not misleading.

30.	We also note your disclosure at the bottom of page 81 regarding a limitation on Vringo’s ability to incur indebtedness that is senior to Vringo’s preferred stock. Please include this disclosure in other appropriate places of the proxy statement/prospectus such as the Liquidity section and discuss the effects of this limitation.

Response: In response to the Staff’s comment, the Company has added the disclosure regarding the limitation on the Company’s ability to incur indebtedness that is senior to its preferred stock on pages 50, 93 and 143 of the Amendment.

31.	The bottom of page 87 and top of page 88 discloses a letter agreement between Vringo and Hudson Bay that is a closing condition to the Merger. This agreement provides Hudson Bay with the right to participate in up to 25% of certain offerings conducted by Vringo. Please elaborate and revise appropriate sections of the proxy statement/prospectus to explain how this affects your access to capital and capital resources.

Response: Hudson Bay’s right to participate in up to 25% of certain offerings may have a chilling effect on Vringo’s ability to raise financing via such offerings. Although the participation procedures are designed to minimize any impact on the timing of a transaction, there are notification processes to follow that could have the effect of slowing certain offerings. In addition, the possibility that a large percentage of an offering may be acquired by a third party may discourage some investors from participating in an offering due to the possibility that the size of the remaining offering will not be large enough to accommodate them. Nonetheless, Vringo does not anticipate that Hudson Bay’s right to participate will have a material impact on Vringo’s ability to raise financing. The Company has added disclosure on pages 5-6 and 86 of the Amendment to describe the foregoing.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

May 17, 2012

Vringo Proposal No. 2..., page 98

32.	We note your disclosure on page 100 under “Effects of the Reverse Stock Split.” Please revise to explain the potential antitakeover effects of proportionally increasing your authorized shares after the reverse stock split.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 111 of the Amendment to explain the potential antitakeover effect of proportionally increasing Vringo’s authorized stock.

Vringo Proposal No. 3..., page 104

33.	This proposal requests shareholder approval to increase the number of authorized shares of Vringo common stock from 28,000,000 up to a maximum of 150,000,000. Please disclose the dilutive and antitakeover effects of such amendment; and that shareholder approval, unless required, will not be sought for future issuances after the increase in authorized. We note similar disclosure in the second full paragraph on page 100.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 115 of the Amendment to explain the potential antitakeover effect of increasing Vringo’s number of authorized shares of common stock and to clarify that, unless required by the NYSE Amex, stockholder approval will not be sought for future issuances after the increase is authorized.

Overview, page 119

34.	Please discuss how the merger will affect the current operations of the Company. In this regard, we note that Innovate/Protect’s technology is not integrated into Vringo’s ringtone products. If the merger is consummated, indicate whether management expects to continue to monetize its current technology.

Response: In response to the Staff’s comment, the Company has added disclosure on page 131 of the Amendment with respect to how the merger will affect the Company’s current operations.

Liquidity and Capital Resources, page 127

35.	Please revise to estimate the amount of funds you will need in the short-term (over the next 12 months) and in the long-term (in the subsequent 12 months) to help you meet your liquidity requirements. In your estimate please describe and account for funds you will need to consummate and integrate Innovate/Protect into your business.

Response: In response to the Staff’s comment, the Company specified on page 142 of the Amendment, its estimated short-term and long-term amounts of funds that it will need to meet its liquidity requirements, including its estimated costs in connection with the integration of Innovate/Protect into the Company’s business.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

May 17, 2012

Innovate/Protect’s Initial Litigation, page 134

36.	We note your disclosure at the top of page 135 regarding the Markman process. Please revise to explain in more detail how this process works and how it applies to your Patents.

Response: In response the Staff’s comment, the Company has explained in detail on pages 151 and 152 of the Amendment how Markman process works and how it applies to Innovate/Protect’s patent claims.

Relationship with Hudson Bay Master Fund Ltd., page 136

37.	We note from the last paragraph on page 136 that you have entered into a letter agreement with Hudson Bay where you will amend and restate the Note if the Merger is consummated. Please provide more details on how the Note will be amended and restated.

Response: Please refer to the Company’s response to comment 5, which includes the Company’s response in respect to this comment.

Liquidity and Capital Resources, page 142

38.	Please disclose your budget that outlines expected legal and operating costs including contingencies for unforeseen costs and delays, and how the $1,800,000 raised from Hudson Bay and the $5,145,229 raised from private equity investors will help you meet these costs. In this regard we note your disclosure in the last paragraph on page 139 and top of page 140.

Response: Innovate/Protect has added disclosure on page 158 of the Amendment relating to Innovate/Protect’s budget that outlines expected legal and operating costs and how the amounts raised will help it meet those costs.

39.	Please also disclose the amount of cash you will need to operate in the short-term (the next 12 months) and long-term (the subsequent 12 months).

Response: As of March 31, 2012, the cash and cash equivalent balance of Innovate/Protect was $4.0 million. Based on current operating plans, additional resources that may be required for the continuation of Innovate/Protect’s operations approximate $3.4 million and $7.5 million, for the twelve month periods ending March 31, 2013 and March 31, 2014, respectively. Since it is impossible to predict the timing and amount of any recovery, if any, resulting from the Innovate/Protect’s litigation, the Company anticipates that it will need to raise additional funds through equity offerings in order to meet the Company’s liquidity requirements in the second half of 2012. After taking into effect the Merger, additional resources that may be required for the continuation of the combined operations approximates $4.3 million and $11.8 million, for the twelve month periods ending March 31, 2013 and March 31, 2014, respectively. The Company has added disclosure to that effect on page 161 of the Amendment.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

May 17, 2012

Executive Compensation Table: Combined Company Executive Officers from Innovate/Protect, page 155

40.	We note your disclosure in footnote (2) to this table. Please explain your reference to “IPO” and whether this provision will apply following the merger.

Response: The reference to “IPO” in footnotes (2) and (5) refer to Innovate/Protect’s contemplated initial public offering in the event that the merger with the Company was not consummated. The Company has revised the footnotes on pages 175 and 176 to state that such increases would only occur if the merger was not consummated and Innovate/Protect were to successfully complete an initial public offering.

Innovate/Protect Security Ownership of Certain Beneficial Owners and Management, page 158

41.	Include Mr. Gerber in the table as beneficial owner of the shares held by Hudson Bay Master Fund Ltd.

Response: In response to the Staff’s comment, the Company has included Mr. Gerber in the table as beneficial owner of the shares held by Hudson Bay Master Fund Ltd.

Preliminary Purchase Price Allocation, page 167

42.	In light of 9,954,516 shares of Vringo common stock outstanding as of December 31, 2011, it is unclear to us how using a $3.25 share price results in an estimated purchase price of $58,761. In a reverse acquisition where the issuer is a public entity, cost should be based on the aggregate fair market value of the issuer’s stock outstanding at the date of acquisition. Please revise accordingly or advise us.

Response: The Company respectfully advises the Staff that the estimated purchase price of $58,761 was reached by using the value of Vringo’s outstanding equity at April 3, 2012, the latest practicable date, on which to base the calculations, prior to the filing. As this transaction is an exchange of stock in a reverse acquisition, with a private company as the accounting acquirer and a public company as the accounting acquiree, the consideration is based on the fair value of the accounting acquiree’s equity. The determination of the date at which to measure the fair value was determined according to guidance in the SEC Financial Reporting Manual, section 3250.1 f., “under SFAS 141(R) [ASC 805], registrants should use the most recent stock price at the time of filing for determining the value of stock to be issued in a transaction that has not yet consummated.” The objective of this is to reflect the best estimate of the transaction price. The Company infers from this, that in this situation, not only should the stock price be based on the latest date, but also the amount of outstanding equity instruments. In general, the share price is derived from the latest equity structure and from the market value of the Company, as it is viewed by market participants. In particular, the Company notes the significant activity in the Company’s equity during the first quarter of 2012. The outstanding equity instruments as of December 31, 2011 were significantly less than at April 3, 2012, and therefore would not provide a reasonable indication of the value of the transaction.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

May 17, 2012

In arriving at the consideration of $58,761, the Company incorporated the following:

Fair value of Vringo common stock shares, as of April 3, 2012:	13,861,423*$3.25=	$45,050
Fair value of Vringo $0.01 options granted to employees, management and consultants, classified as equity	940,552*$3.25=	$3,056
		$48,106
Fair value of vested stock options granted to employees, management and consultants		$1,289
Fair value of outstanding equity-classified warrants granted by Vringo prior to the Merger		$9,366

Total estimated purchase price		$58,761

43.	Please tell us why you believe it is appropriate to include the value of unexercised stock options and warrants in measuring the estimated purchase price or revise. Include reference to authoritative literature used as guidance.

Response: The Company respectfully advises the Staff that, as described in the Company’s response to comment 42, given that this is a reverse acquisition, the value of the consideration is the value of Vringo. Based on the guidance in ASC paragraph 805-30-30-7 with regard to measuring consideration in a regular business combination, the consideration transferred in a business combination shall be measured at fair value, which shall be calculated as the sum of the acquisition-date fair values of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquiree, and the equity interests issued by the acquirer. Examples of potential forms of consideration include the following:

•	Cash;

•	Other assets;

•	A business or a subsidiary of the acquirer;

•	Contingent consideration (see ASC paragraphs 805-30-25-5 through 25-7);

•	Common or preferred equity instruments;

•	Options;

•	Warrants; or

•	Member interests of mutual entities.

As this is a reverse acquisition, consideration is measured based on the fair value of the accounting acquiree’s equity, which should take into account vested options and equity-classified warrants.

44.	Further, it is unclear why the value allocated to “technology” in your table on page 168 changes based on your stock price. Please explain the nature of this asset and how you determined its value.

Response: The Company respectfully advises the Staff that from an economic standpoint, the value of the Company is equal to present value of the free cash-flows (DCF) from its business activity. Those cash flows are then allocated to the identified assets, in this case presented as two separate intangible assets: technology, which is equal to the present value of the free cash flows throughout its useful life; and goodwill, which value is residual, and represents free cash flows from the moment the active technology is no longer generating cash flows until infinity. In the sensitivity table presented, because of the high fluctuations in the Company’s share price, the value of the Company ultimately reflects on the value of the DCF, thus affecting technology and goodwill. Normally, given small fluctuations of share price can be attributed to changes in perceived goodwill, however large fluctuations are interpreted as indications of the change in value ascribed by the investor to both the technology and the goodwill.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

May 17, 2012

Unaudited Pro Forma Consolidated Balance Sheets, as of December 31, 2011, page 170

45.	Please revise your pro forma equity to reflect the effect of the merger based on the number of Vringo common stock issued and outstanding as of December 31, 2011.

Response: Please refer to the Company’s responses to comments 42 and 43, which include the Company’s response with respect to this comment. As the economic value of Vringo was based on its outstanding equity and share price as of April 3, 2012, the latest practicable date prior to the filing, and due to the fact that this transaction is accounted for as a reverse acquisition, the consolidated equity should reflect the total number of shares of common stock issued right after the merger, as it is determined by the terms of the Merger Agreement, which is based on the outstanding equity instruments of Vringo as of March 2012.

Innovate/Protect, Inc. Financial Statements

Note 1. Nature of Business and Significant Accounting Policies

Intangible Assets, page F-40

46.	Disclose your accounting policies for legal costs incurred in connection with a successful defense of a patent, and advise us.

Response: In response to the Staff’s comment, Innovate/Protect has added that following clarification to its accounting policies included in Note 1 to its financial statements for the year ended December 31, 2011: “Subsequent to acquisition, legal and associated costs incurred in prosecuting alleged infringements of the patents are recognized as expense when incurred.”

Annex H, Opinion of Etico Capital

47.	We note your disclosure in the second full paragraph on page H-3. We believe the statements that the Opinion is solely for the use of the Board of Directors of Vringo and that it may not be relied upon by any third party are inappropriate limitations on reliance. Please remove these limitations or add the basis for Etico’s belief that shareholders cannot rely on its opinion. For additional guidance, refer to our Current Issues and Rulemaking Projects Outline (November 14, 2000) at: http://www.sec.gov/divisions/corpfin/guidance/ci111400ex regm-a.htm.

Response: In response to the Staff’s comment, Etico has deleted from its opinion the statement that the Opinion is solely for the use of the Board of Directors of Vringo in its evaluation of the Merger and may not be relied upon by any third party. A revised opinion reflecting such deletion is filed as Annex H to the Amendment.

*        *         *         *         *

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

May 17, 2012

When appropriate, the Company will provide a written request for acceleration of the effective date of the Registration Statement and will include the requested “Tandy” language therein. The Company is aware of its obligations under Rules 460 and 461 regarding requesting acceleration of the effectiveness of the Registration Statement.

We hope that the above responses and the related revisions to the Registration Statement will be acceptable to the Staff. Please do not hesitate to call me at (212) 692-6732 with any comments or questions regarding the Registration Statement and this letter. We thank you for your time and attention.

Sincerely,

/s/ Jeffrey P. Schultz
Jeffery P. Schultz

cc:	Securities and Exchange Commission
Kenya Gumbs, Staff Accountant
Robert S. Littlepage, Accounting Branch Chief
Ajay Koduri, Staff Attorney

Vringo, Inc.
Andrew D, Perlman, Chief Executive Officer and President
Ellen Cohl, Chief Financial Officer

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Kenneth R. Koch, Esq.